Greenberg Traurig, LLP

Suite 2500

3333 Piedmont Rd NE

Atlanta, GA 30305

Gerald L. Baxter

Tel. 678.553.2430

Fax 678.553.2431

BaxterG@gtlaw.com

VIA FEDERAL EXPRESS and EDGAR

February 20, 2015

Ms. Mara L. Ransom

c/o Mr. Dietrich A. King

100 F. Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:Ingles Markets, Incorporated

Form 10-K for  the Fiscal Year Ended  September 27, 2014

Filed December 16, 2014

Definitive Proxy Statement on Schedule 14A Filed December 23, 2014

File No. 000-14706

Dear Mr. King:

This letter is in response to your letter dated February 5, 2015, with respect to the referenced Form 10-K for the Fiscal Year Ended September 27, 2014 filed on December 16, 2014 and the Definitive Proxy Statement on Schedule 14A filed December 23, 2014.

The following responds on a comment-by-comment basis to the numbered comments in your letter of February 5, 2015.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 9

Elements of Executive Compensation, page 10

COMMENT:

1.  Please tell us the process by which  Mr. Ingle’s 2014 bonus was determined.

RESPONSE:

As has been the case for over ten years, in early December 2014, Ronald Freeman, the

Ms. Mara L. Ransom

United States Securities and Exchange Commission

February 20, 2015

Company’s Chief Financial Officer, provided a spreadsheet to Mr. Ingle and James W. Lanning, President of the Company, which provided current salary, prior year bonus and salary increase information for approximately 22 individuals, including Mr. Ingle and Mr. Lanning, and all other executive officers and officers of the Company.  Mr. Ingle and Mr. Lanning then determined jointly a proposed current year bonus and base salary increase, if any, for themselves and all other executive officers and officers on the list.  Their proposals were subjectively based on the financial results of the Company and the individual performance of such executive officers and officers.  As has been the case since fiscal year 2007, the proposed base salary increases and bonuses for Mr. Ingle and Mr. Lanning were the same.

Following the completion of the list by Mr. Ingle and Mr. Lanning, Mr. Freeman provided the list to the members of the Audit/Compensation Committee for their review and where appropriate, their approval. As described in the Company’s Definitive Proxy Statement (see pages 5 and 9), the Audit/Compensation Committee is required by resolution of the Board of Directors to approve any increases in compensation that the Company will pay to an employee whose base salary is in excess of $150,000, all incentive compensation that the Company will pay to executive officers and any incentive payments in excess of $25,000 that the Company will pay to any other employee who does not work in one of the Company’s supermarkets.

Mr. Freeman convened a meeting of the Audit/Compensation Committee on December 8, 2014, at which time the Committee approved the increases in base salary, the incentive compensation to be paid to executive officers and others in excess of $25,000, as described above.

COMMENT:

2.  Please tell us what role,  if  any, Mr. Ingle plays in setting his compensation.

RESPONSE:

Please see the response to Comment No. 1 above.

COMMENT:

3.  Please tell us what consideration you gave to the non-affiliate voting results of the most recent advisory vote on executive  compensation in determining executive compensation decisions and policies.  Please see Item 402(b) (vii) of Regulation S-K.

RESPONSE:

The majority of non-affiliated shares that were voted at the annual meeting approved the fiscal 2013 compensation paid to named executives and with the compensation program and policies outlined in the proxy statement.  Only 36.9% of non-affiliated shares eligible to vote expressed a preference on the frequency of say on pay that differed from the Board’s recommendation.  The

Ms. Mara L. Ransom

United States Securities and Exchange Commission

February 20, 2015

non-affiliated shareholders thus expressed substantial agreement with the Board of Directors’ executive compensation decisions and policies.

The Company believes that a significant reason for the approval of it shareholders of such compensation decisions and policies is the fact that the cash compensation paid to its named executives is well below average in comparison with other publicly held companies in its industry, size and geographic region.  Further, the Company does not have a current stock option or stock compensation program.  These circumstances benefit non-affiliated shareholders. Nevertheless, the Company will continue to consider the vote results regarding frequency of say on pay advisory votes when next required in the proxy statement following the year ending September, 2016.

Transactions with Related  Persons, page 16

COMMENT:

4. Please tell us your Committees’ policies and procedures for the review, approval, or ratification of covered transactions.  Please see Item 404(b) of Regulation S-K.  In this regard, we note your  response dated March 29, 2010 to our comment letter dated March 8, 2010.

RESPONSE.

Following the death of Robert P. Ingle, founder and Chief Executive Officer of the Company, in March 2011 and the subsequent election of Robert P. Ingle II to succeed his father as Chief Executive Officer, the Board of Directors adopted a written related party transaction policy in December 2011.  This policy requires all related persons and their immediate family members (as defined by applicable securities laws) to notify the Company’s Chief Financial Officer in advance of any upcoming transaction in excess of $120,000 that may be considered a transaction with a related person.  The Company’s Audit/Compensation Committee has sole authority to approve or disapprove a transaction. In making such decisions, the Committee is charged with determining whether or not the terms of any related party transaction are no less favorable to the Company than those that would be available from unaffiliated third parties in arms-length transactions.

In future Proxy Statements, the Company intends to replace the first and last paragraph of the section “Transactions with Related Persons” in its 2014 Proxy Statement to read as follows:

“The Company monitors certain relationships and related party transactions by requiring each director and executive officer to notify the Company’s Chief Financial Officer in advance of any upcoming transactions that may be considered a transaction with a related person. The Company has adopted a formal written

Ms. Mara L. Ransom

United States Securities and Exchange Commission

February 20, 2015

Related Party Transactions policy approved by the Board of Directors to ensure compliance with the above guidelines, NASDAQ rules, and SEC regulations. In addition, each director and executive officer completes an annual questionnaire to disclose any transactions with related persons.”

“All potential related party transactions are reviewed by the Audit/Compensation Committee, which has sole authority to approve or disapprove a transaction.  The Audit/Compensation Committee does not intend to enter into any transactions in the future with or involving any executive officers or directors or any members of their immediate family on terms that would be less favorable to the Company than those that would be available from unaffiliated third parties in arms-length transactions.”

COMMENT:

5.  Please tell us how your Related  Party Transactions policy is evidenced.  In addition, please tell us the material  terms of your policy and what consideration you have given to filing the policy as an  exhibit to your filings or to posting it on your website.

RESPONSE:

The Company’s Related Party Transactions Policy is a written policy adopted by the Company’s Board of Directors in December 2011.  The material terms of the policy are described above in response to Comment No. 4.  The Company has not filed the policy as an exhibit to its 1934 Act filings or posted it on its website because there is no legal requirement to do so.  Notwithstanding the lack of a legal requirement, the Company has concluded that it will post the policy on its website.

_________________________________________

The  Company has asked me to acknowledge on its behalf that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

February 20, 2015

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

/s/ Gerald L. Baxter

Gerald L. Baxter

GLB: mb
Enclosure

cc:	Robert P. Ingle, II
Ronald Freeman
Theodore I. Blum, Esq.